June 5, 2026

David Lennon
Chief Executive Officer
Whitehawk Therapeutics, Inc.
2 Headquarters Plaza
East Building, 11th Floor
Morristown, NJ 07960

        Re: Whitehawk Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 29, 2026
            File No. 333-296353
Dear David Lennon:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Rob Wernli